Exhibit 1

Company Contact Information:	Investor Relations Contacts:
Yaron Menashe, CFO	CCGK Investor Relations
Tel: +972 9 8661 601	Kenny Green / Ehud Helft
yaron@evs-sm.com	Tel: 1 646 201 9246
info@gkir.com

For Release at 10am ET, May 22, 2008

ELBIT VISION SYSTEMS ANNOUNCES
RECORD REVENUE FOR THE FIRST QUARTER OF 2008

First quarter revenues reach $6.1 million, up 20% compared to Q1 2007

First Quarter 2008 Highlights (compared to first quarter 2007)
■	Revenues reach $6.1 million, up 20%
■	Non-GAAP operating income at $209 thousand or 3.4% of revenues
■	Non-GAAP EBITDA at $256 thousand or 4.2% of revenues
■	Reiterate 2008 revenue guidance; expect revenues of $25-26 million

QADIMA, Israel – May 22, 2008 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), a global leader in the field of automatic in-line optical web inspection and quality monitoring systems, today announced its consolidated financial results for the three month period ended March 31, 2008.

First Quarter 2008 Results:
Revenues for the first quarter of 2008 totaled $6.1 million, an increase of 20% compared to $5.0 million in the first quarter of 2007.

Non-GAAP gross profit for the first quarter of 2008 totaled $3 million, representing 49% of the Company’s revenues, compared with $2.5 million in the first quarter of 2007, or 49.3% of revenues. Gross profit on a GAAP basis totaled $2.8 million, representing 47% of revenues, compared with $2.4 million or 47% of revenues in the first quarter of 2007.

Non-GAAP operating profit for the first quarter of 2008 totaled $209 thousand, compared with $588 thousand in the first quarter of 2007. Operating expenses in the quarter increased primarily due the decrease in the value of the Company’s reporting currency, the US dollar, against the Israeli shekel in which a significant portion of the Company’s expenses are generated.

Operating loss on a GAAP basis totaled was $9 thousand compared with $355 thousand in the first quarter of 2007.

Non-GAAP net profit for the first quarter of 2008 totaled $63 thousand, compared with a net profit of $350 thousand in the first quarter of 2007. Earnings per diluted share on a non-GAAP basis were $0.001.

Net loss on a GAAP basis for the first quarter of 2008 was $155 thousand, compared to a net profit of $1 thousand in the first quarter of 2007. Net loss per basic share on a GAAP basis was $0.003, compared with $0.00 in the first quarter of 2007.

Non-GAAP EBITDA for the first quarter of 2008 totaled $256 thousand, compared to $632 thousand in the first quarter of 2007.

David Gal, Chairman and CEO of EVS commented, “Our first quarter revenues grew in line with our expectations. We saw good performance and strong demand particularly for our ultrasonic solutions, mainly for the aerospace industry. In addition, we are also seeing a strong need for systems which can inspect composite and glass fiber materials prior to assembly, and this is also driven primarily by a strong and fast growing global aerospace industry. The fact that we are able to supply the aerospace industry with systems for inspecting materials before assembly and finished modules post assembly, is a significant competitive advantage in this very attractive industry.”

“While our expenses were higher in the quarter, primarily due to the strong devaluation of the US dollar against the Israeli shekel, we were still able to report non-GAAP operating and net income,” continued Mr. Gal. “We have taken steps to reduce our expense level so we can grow our profitability in the coming quarters. Looking ahead and based on our current backlog and pipeline, we maintain our expectations of revenues of between $25-26 million for the year and second quarter revenues sequentially higher than that of the current quarter. Given the current shekel-dollar exchange rate and our reduced expenses in the coming quarters, we expect to achieve an operating margin for the year of around 8 percent.”

Conference Call
Management will be hosting a conference today, May 22, 2008, at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0650
INTERNATIONAL Dial-in Number: +972 3 918 0650

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time, 2pm UK time

For those unable to listen to the live call, a replay of the call will be available from three days after the call from a link in the investor relations section of the Company’s website.

Use of Non- GAAP Financial Measures
EVS believes that both non-GAAP financial measures are better principal indicators of the operating and financial performance of its business. The non-GAAP numbers exclude mainly the non-cash equity-based compensation charges recorded in accordance with SFAS 123R as well as associated with purchase price allocation charges. Please see below for more details.

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of operations. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2008
IN U.S. DOLLARS

	Mar-31		Dec-31
	2008	2007	2007
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	1,080	663	2,189
Restricted deposits	490	920	540
Accounts receivable:
Trade	5,821	3,981	4,738
Other	1,157	895	1,428
Inventories	5,174	4,107	5,299

Total current assets	13,722	10,566	14,194

LONG-TERM RECEIVABLES:

Severance pay fund	1,933	1,760	1,623
Other long-term receivables	241	641	231

Total long-term receivables	2,174	2,401	1,854

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	468	558	490

OTHER ASSETS –
net of accumulated amortization:
Goodwill	3,597	3,532	3,529
Other intangible assets	3,278	3,930	3,439

	6,875	7,462	6,968

Total assets	23,239	20,987	23,506

	Mar-31		Dec-31
	2008	2007	2007
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	5,831	6,764	4,967
Current maturities of loan from Related Party	–	160	–
Accounts payable:
Trade	3,110	3,556	3,220
Deferred revenues	1,952	1,515	2,082
Other	2,406	3,888	2,629

Total current liabilities	13,299	15,883	12,898

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	–	–	1,000
Loans from Related Parties(net of current maturities)	–	729	–
Accrued severance pay	2,367	2,103	2,008

Total long-term liabilities	2,367	2,832	3,008

Total liabilities	15,666	18,715	15,906

SHAREHOLDERS' EQUITY	7,573	2,272	7,600

Total liabilities and shareholders' equity	23,239	20,987	23,506

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		December 31,
	2008	2007	2007
	U.S. dollars in thousands (except per share data)

REVENUES	6,078	5,053	21,863

COST OF REVENUES	3,234	2,697	11,308

GROSS PROFIT	2,844	2,356	10,555

RESEARCH AND DEVELOPMENT
EXPENSES - net	1,090	625	3,313

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,317	1,091	4,885
General and administrative	446	285	1,338

OPERATING INCOME (LOSS)	(9)	355	1,019

FINANCIAL EXPENSES - net	(139)	(351)	(1,081)
WRITE OFF OF DISCOUNT ON CONVERTIBLE LOAN ASSOCIATED
WITH BENEFICIAL CONVERSION FEATURE	–	–	(1,047)
OTHER EXPENSES - net	–	(1)	(230)

INCOME (LOSS) BEFORE TAXES ON INCOME	(148)	3	(1,339)

TAXES ON INCOME	7	2	3

INCOME (LOSS) FOR THE PERIOD	(155)	1	(1,342)

EARNING (LOSS) PER SHARE- BASIC	(0.003)	0.000	(0.034)
EARNING (LOSS) PER SHARE- DILUTED	(0.003)	0.000	(0.034)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNING (LOSS) PER SHARE:

BASIC (IN THOUSANDS)	50,920	29,516	39,393
DILUTED (IN THOUSANDS)	50,920	29,516	39,393

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands
	Three months ended March 31,		Year ended December 31,
	2008	2007	2007

Net income (loss) as reported	$(155)	$1	$(1,342)

Depreciation and amortization	167	167	665
Equity-based compensation charges	51	99	284
Write off of discount on convertible loan
associated with beneficial conversion feature		83	1,213

Non-GAAP Net income (loss)	$63	$350	$820

RECONCILIATION OF GAAP TO NON-GAAP OPERATING RESULTS

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA

US dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007

Net income (loss) as reported	$(155)	$1	$(1,342)

Non GAAP adjustment:
Financial expenses, net	139	237	846
Taxes on income	7	2	3
Depreciation and amortization	214	209	826
Equity-based compensation charges	51	99	284
Other expenses, net	–	1	230
Write off of discount on convertible loan
associated with beneficial conversion feature		83	1,213

EBITDA	$256	$632	$2,060